11015825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 22 2011 WASH, D.C. 200

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mason Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11130 Sunrise Valley Drive, Suite 200
(No. and Street)

Reston (City) VA (State) 20191 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Carignan 703 716-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cocke, Szpanka & Taylor CPA's, PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Dr. (Address) Reston (City) VA (State) 20191 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott S. George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mason Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA JANE STALLARD
Notary Public
Commonwealth of Virginia
7332876
My Commission Expires Jun 30, 2014

Signature

President
Title

02/17/11
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (none)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. NA
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. NA
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. NA
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NA
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (none found)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

Audited Financial Statements
and Other Financial Information

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2010 and 2009

CONTENTS

Independent Auditor's Report

Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have audited the accompanying statements of financial condition of Mason Securities, Inc. as of December 31, 2010 and 2009, and the related statements of income, stockholder's equity, and cash flows for the years ended December 31, 2010 and 2009, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mason Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 12, 2011

STATEMENTS OF FINANCIAL CONDITION

MASON SECURITIES, INC.

	December 31, 2010	December 31, 2009
ASSETS		
CURRENT ASSETS		
Cash	$ 135,501	$ 63,698
Concessions and commissions receivable	128,984	0
Due from related party	969,899	865,672
TOTAL CURRENT ASSETS	1,234,384	929,370
DEPOSIT	25,000	25,000
	$ 1,259,384	$ 954,370

	December 31, 2010	December 31, 2009
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 25,983	$ 11,847
Commissions payable	30,095	10,441
TOTAL CURRENT LIABILITIES	56,078	22,288
STOCKHOLDER'S EQUITY		
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	25,599	25,599
Retained earnings	1,177,706	906,482
	1,203,306	932,082
	$ 1,259,384	$ 954,370

See notes to financial information.

STATEMENTS OF INCOME

MASON SECURITIES, INC.

	Year Ended December 31, 2010	2009
INCOME		
Concession and commission income	$ 938,202	$ 733,277
Interest income	97	1,516
	938,299	734,793
EXPENSES		
Operating expenses	324,299	281,347
Management fees	54,584	69,804
Commission expense	115,514	99,283
	494,397	450,434
NET INCOME BEFORE INCOME TAXES	443,902	284,359
Income tax expense	172,678	107,942
NET INCOME	$ 271,224	$ 176,417

See notes to financial information.

STATEMENTS OF STOCKHOLDER'S EQUITY

MASON SECURITIES, INC.

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2008	$ 1	$ 25,599	$ 730,065	$ 755,665
Net income for the year ended December 31, 2009			176,417	176,417
BALANCE, DECEMBER 31, 2009	1	25,599	906,482	932,082
Net income for the year ended December 31, 2010			271,224	271,224
BALANCE, DECEMBER 31, 2010	$ 1	$ 25,599	$ 1,177,706	$ 1,203,306

See notes to financial information.

STATEMENTS OF CASH FLOWS

MASON SECURITIES, INC.

	Year Ended December 31, 2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 271,224	$ 176,417
Effect of changes in income and expense accruals:		
Accounts payable	14,136	1,857
Commission payable	19,654	
Concessions and commissions receivable	(128,984)	(3,794)
NET CASH FLOW FROM OPERATING ACTIVITIES	176,030	174,480
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in due from related party	(104,227)	(306,302)
NET INCREASE (DECREASE) IN CASH	71,803	(131,822)
Cash, beginning of year	63,698	195,520
CASH, END OF YEAR	$ 135,501	$ 63,698

See notes to financial information.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2010 and 2009

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Mason Securities, Inc. (the Corporation), a wholly owned subsidiary of Mason International, Inc. (the Parent), is a securities brokerage firm providing its customers with brokerage services to trade mutual funds, limited partnerships and individual stocks and bonds. The Corporation's clients are individuals and institutions throughout the United States. The Corporation does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through a clearing corporation.

The Corporation qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Corporation uses accrual basis accounting for financial statement purposes and cash basis accounting for income tax reporting. A consolidated income tax return is filed with the Parent.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation records 12b-1 trailer commission revenue when earned. The commission revenue will fluctuate depending upon the asset values of select mutual funds. Total trailer commission revenue for the years ended December 31, 2010 and 2009 was $802,373 and $581,422, respectively.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less. The Corporation may maintain cash balances that may exceed federally insured limits. Management does not believe this to result in any significant risk.

Effective September 15, 2009, the Corporation adopted FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 168 establishes the FASB Accounting Standards Codification (ASC) as the sole source of authoritative accounting principles recognized by the FASB to be applied by nonpublic entities in the preparation of financial statements in conformity with GAAP (the GAAP hierarchy).

NOTE B - INCOME TAXES

Under the provisions of Statement of Financial Accounting Standards ASC Topic 740, *Income Taxes* (ASC 740), companies are required to disclose unrecognized tax benefits. The Corporation is a wholly owned subsidiary under the Parent. Management has evaluated the effect of the guidance provided by ASC 740 and all other tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2010, which required disclosing or recognition.

The Parent, by agreement, is responsible for any tax liability of the consolidated group. During the year ended December 31, 2010 and 2009, the Corporation recorded its share of the Federal and state income taxes, which remain the liability of the Parent. For the years ended December 31, 2010 and 2009, Federal and state income taxes totaled $172,678 and $107,942, respectively. The offsetting liability was recorded in due from related party.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Corporation had no liabilities that were subordinated to general creditors for the years ended December 31, 2010 and 2009.

NOTE D - BANK FINANCING AGREEMENTS

The Corporation, the Parent, and the Parent's subsidiaries share a $500,000 revolving line of credit (the revolving loan) with BB&T Bank. Unless otherwise renewed or extended, the loan will expire September 14, 2011. Interest on the outstanding balance for the loan is calculated at prime with a minimum floor rate of 4.25%. The revolving loan balance was $0 for the years ended December 31, 2010 and 2009.

NOTE E - RELATED PARTY TRANSACTIONS

Mason Associates, Inc., a sister corporation, is paid management fees for providing all management services to the Corporation. The current method of determining management fees is based on direct labor. As a result of transactions and short-term loans between these related entities, Mason Associates, Inc. owed the Corporation $969,899 and $865,672 for the years ended December 31, 2010 and 2009, respectively.

NOTE E - RELATED PARTY TRANSACTIONS (continued)

In addition, Mason Associates, Inc. allocates certain office and employee benefits expenses to the Corporation. Total expenses allocated to the Corporation for the years ended December 31, 2010 and 2009 were $38,197 and $35,201, respectively.

Mason Securities, Inc. and Mason Associates, Inc. are wholly owned subsidiaries of Mason International, Inc.

NOTE F - OFFICE LEASE

The Corporation occupies space that is leased by the Parent Corporation. It pays its pro-rata share of the Parent Corporation's lease expense as part of its monthly payment for office services. The rent component of office services expense for the years ended December 31, 2010 and 2009 was $17,234 and $15,487, respectively, all of which was paid to the Parent Corporation.

NOTE G - PROFIT SHARING PLAN

The Corporation provides a salary reduction/profit sharing plan under the provisions of Internal Revenue Code section 401(k). The plan covers all full time employees who have completed three months of service. Optional contributions to the 401(k) plan by the Corporation are matched at one-half of the employee contribution to a maximum amount of 3% of salary deferred. For the year ended December 31, 2010 and 2009, the Corporation made contributions to the plan of $0 and $8,163, respectively.

NOTE H - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Corporation's aggregate indebtedness, whichever is greater.

NOTE H - NET CAPITAL REQUIREMENTS (continued)

The Corporation's aggregate indebtedness to net capital ratio was 0.34 to 1. At December 31, 2010, the Corporation had net capital of $119,858, which was $114,858 in excess of its required net capital of $5,000.

NOTE I - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Corporation grants credit terms in the normal course of business to its clearing brokers for payment of commissions or customer trades. As part of its ongoing procedures, the Corporation monitors the credit worthiness of its clearing broker.

The Corporation maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts. Management believes the Corporation is not exposed to any significant risk related to cash.

NOTE J - FAIR VALUE MEASUREMENTS

During the year ended December 31, 2009, the Corporation adopted the provisions of ASC 820-10, *Fair Value Measurements and Disclosures*. ASC 820-10 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The statement allows the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

Under ASC 820-10, the Corporation estimates that the fair value of all financial and non-financial instruments at December 31, 2010 and 2009 does not differ materially from the aggregate carrying values recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Corporation could realize in a current market exchange.

NOTE K - SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2010 through February 12, 2011, the date we issued these financial statements.

OTHER FINANCIAL INFORMATION

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2010 and 2009

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report On Other Financial Information Required by SEC Rule 17a-5

Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have audited the accompanying financial statements of Mason Securities, Inc. for the years ended December 31, 2010 and 2009, and have issued our report thereon dated February 12, 2011. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CST Group, CPAs, PC

February 12, 2011

COMPUTATION OF NET CAPITAL

MASON SECURITIES, INC.

December 31, 2010

Total stockholder's equity		$ 1,203,306
Deduct: non-allowable assets		1,083,017
Deduct: haircut valuation		431
	NET CAPITAL	$ 119,858

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

MASON SECURITIES, INC.

December 31, 2010

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Mason Securities, Inc. for the period ended December 31, 2010.

DIFFERENCES WITH FOCUS REPORT $ 0

See auditor's report on other financial information.

CSTGROUP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Mason Securities, Inc.
Reston, Virginia

In planning and performing our audit of the financial statements of Mason Securities, Inc. (the Corporation) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703–391–2000 | FAX 703–391–2580 | www.cst–cpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance..

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

February 12, 2011

Audited Financial Statements
and Other Financial Information

MASON SECURITIES, INC.

December 31, 2010 and 2009

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS